Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112242

PROSPECTUS SUPPLEMENT, DATED JULY 30, 2004 TOP
PROSPECTUS AND SOLICITATION STATEMENT, DATED JUNE 23, 2004

GRUPO TMM, S.A.

Exchange Offer Relating to its
9 1/2% Notes due 2003
and
10 1/4% Senior Notes due 2006

        This Prospectus Supplement supplements and amends our Prospectus and Solicitation Statement, dated June 23, 2004, as amended and supplemented by the Prospectus Supplement, dated July 23, 2004 (as so amended and supplemented, the "Prospectus"), relating to the exchange offer and consent solicitation for our 9 1/2% Notes due 2003 (the "2003 Notes") and our 10 1/4% Senior Notes due 2006 (the "2006 Notes"). Capitalized terms used in this Prospectus Supplement and not otherwise defined have the meanings set forth in the Prospectus.

        The Company is reducing the minimum principal amount of the 2003 notes that must be tendered in the exchange offer from 95.7% to 95.3%. All other terms and conditions of the exchange offer remain unchanged. As a result of a broker miscommunication, $600,000 principal amount of 2003 notes was tendered by two different nominees for the account of the same beneficial holder, resulting in a double-counting of the amount of such 2003 notes at the previous expiration date. As of 5:00 p.m., New York City time, on July 29, 2004, $168,705,000 principal amount of the 2003 notes and $194,771,000 principal amount of the 2006 notes, had been properly tendered and not withdrawn.

Amendment to the Voting Agreements

        The Company and the supporting noteholders entered into a fourth amendment to the voting agreements, dated as of July 29, 2004, in order to, among other things, (i) confirm that the minimum tender condition for the exchange offer has been reduced to 95.3% in aggregate principal amount of the outstanding 2003 notes and increased to 97.3% in aggregate principal amount of the outstanding 2006 notes, (ii) affirm the extension of the expiration date of the exchange offer to August 5, 2004, (iii) extend certain restructuring milestone dates, (iv) acknowledge that the supporting noteholders will not withdraw any existing notes previously tendered in the exchange offer, (v) confirm that the form of registration rights agreement that the Company will enter into with respect to all new notes issued to the supporting noteholders has been agreed to and (vi) enable certain of the supporting noteholders to provide financing to permit the Company to retire any 2003 notes that are not validly tendered in the exchange offer prior to the expiration date and cure any payment defaults under any 2006 notes that are not validly tendered in the exchange offer prior to the expiration date, as further described below. (See "Additional financing from certain holders of existing notes").

Recent Developments

        The disclosure in the Prospectus under the caption "The Company—Recent Developments" is supplemented by adding the following:

  J.B. Hunt Note

        As described in the Prospectus under the caption "Operating and Financial Review and Prospects—J.B. Hunt Note," the Company has outstanding indebtedness to J.B. Hunt in a principal amount of approximately $13.6 million at December 31, 2003. The J.B. Hunt Note bears interest at the rate of 5% per annum, matures in 2006 and is an obligation of the Company and certain of the Company's subsidiaries. On July 27, 2004, we entered into an agreement with JB Hunt pursuant to which J.B. Hunt agreed to exchange the J.B. Hunt Note for a principal amount of new notes equal to the principal amount of the J.B. Hunt Note, plus accrued and unpaid interest outstanding at the completion of the restructuring. The agreement provides that the new notes would be issued to J.B. Hunt upon the consummation of the restructuring, whether through the exchange offer, the U.S. prepackaged plan, or the prearranged concurso mercantil. The new notes to be issued to J.B. Hunt will be issued under the indenture governing the new notes. In addition, the agreement provides that, in the event that the new notes issued to J.B. Hunt are sold for less than the principal amount thereof during the 40 day period beginning upon the effectiveness of a registration statement covering the new notes received by J.B. Hunt, the Company will make a payment to J.B. Hunt in an amount equal to the difference between the principal amount of such new notes that are sold and the gross proceeds received on any such sale and will repurchase any new notes held by J.B. Hunt that remain unsold. Since the J.B. Hunt Note will no longer be outstanding following completion of the exchange offer, no amounts would be required to be applied to repay the J.B. Hunt Note in the event the Company receives proceeds from asset sales or other events.

  Exchangeable Notes Issued in Satisfaction of Advisory Fees

        On July 29, 2004, we issued exchangeable promissory notes (the "Advisor Notes") to Miller Buckfire Lewis Ying & Co., LLC ("MBLY") and Elek, Moreno Valle y Asociados, S.A. de C.V. ("EMVA") in payment in full of the fees and expenses payable to MBLY and EMVA as our financial advisors in connection with the restructuring. The Advisor Notes, which are obligations of the Company and one of our wholly-owned subsidiaries, have an aggregate principal amount of $5,223,487, are payable upon demand, and do not bear interest. The Advisor Notes are expected to be repaid in full in cash upon the consummation of the exchange offer. In the event that the Advisor Notes are not paid in cash, upon the consummation of the restructuring, whether completed through the exchange offer, a U.S. pre-packaged plan of reorganization or a concurso mercantil, the Advisor Notes would be exchangeable for new notes in an aggregate principal amount of $6,529,359. Any new notes issued upon exchange of the Advisor Notes will be issued pursuant to the indenture governing the new notes.

  Additional financing from certain holders of existing notes

        We have entered into a purchase agreement with certain supporting noteholders who had entered into the voting agreements pursuant to which such holders have agreed to purchase new notes (the "New Money Notes") from the Company to fund the cash required to complete the restructuring on the current terms, assuming no withdrawals of 2003 notes or 2006 notes. The purchase agreement provides that, at the closing of the restructuring, the purchasers will purchase new notes in an amount sufficient to provide gross proceeds to the Company of up to $25 million. The new notes will be purchased at a discount to the principal amount thereof which will vary depending upon the specific closing date of the purchase. Assuming a closing date of August 10, 2004, the purchase price would be 80.1% of the principal amount of the new notes purchased (resulting in the purchase of up to approximately $31.2 million principal amount of new notes assuming the entire $25 million commitment is funded). The proceeds of this supplemental financing will be used (i) to repay any 2003 notes which have not been tendered and remain outstanding after the exchange offer, (ii) at our election, to repurchase, retire or otherwise defease outstanding 2006 notes that have not been tendered and remain outstanding after the exchange offer or, at our election, to cure all outstanding payment defaults on the 2006 notes, (iii) to pay fees and expenses in connection with the supplemental financing and the exchange offer (including repayment of the Advisor Notes), and (iv) to make the "make-whole" payment described below. The Company paid to the purchasers, in cash, a commitment fee equal of $250,000, and has agreed to pay at the closing of the purchase under the purchase agreement a draw-down fee equal to 2% of the principal amount of the new notes purchased by the purchasers. In addition, the Company has agreed to make a "make-whole" payment to the purchasers equal to the difference between (i) the purchase price of the new notes and (ii) the greater of (A) the aggregate purchase price less 10% of the principal amount of the new notes purchased and (B) the aggregate value of the new notes purchased based on the average of the trading prices during a period of five trading days on which certain minimum trading volumes occur immediately following the effectiveness of a registration statement covering the new notes to be purchased. The Company will pay a placement fee to Houlihan, Lokey, Howard and Zukin in connection with the financing.

  Second Quarter Financial Results

        On July 28, 2004, the Company reported its results for the three and six months ended June 30, 2004. Revenues from consolidated operations were approximately $241.6 million for the second quarter of 2004, compared to approximately $228.8 million for the same period of 2003. Revenue increased for the Company's rail, ports and specialized maritime operations, based largely upon increased volumes resulting from improved economic conditions. However, results continued to be negatively impacted by continued sluggish conditions in the automotive sector. Consolidated operating income improved $5.3 million, from approximately $34.5 million in the three months ended June 30, 2003 to approximately $39.8 million for the same period in 2004. Net profit for the second quarter of 2004 was $8.1 million, or $0.14 per share, compared to $37.2 million, or $0.65 per share for the same period in 2003 However, net results for the second quarter of 2003 included a gain of approximately $60.8 million from the sale of the our 51% interest in TMM Ports and Terminals to SSA México. Without this gain, net results would have been a loss of $23.6 million in the second quarter of 2003. Selling, general and administrative costs, including restructuring charges, in the second quarter of 2004 decreased $3.3 million compared to the same period in the prior year.

        For the six months ended June 30, 2004, revenues from consolidated operations were approximately $460.1 million, compared to approximately $448.0 million for the same period in 2003. Improved revenue was reported at rail, port and specialized maritime operations. Consolidated operating income increased from $61.6 million for the six months ended June 30, 2003 to $65.5 million for the same period in 2004. Net results for the six months ended June 30, 2004 decreased $10.6 million from the year-earlier period. As noted above however, results for the first six months of 2003 included a gain of $60.8 million from the sale of the Company's 51% interest in TMM Ports and Terminals. Selling general and administrative costs, including restructuring charges, in the first six months of 2004 decreased $2.9 million over the prior-year period.

Other

        The disclosure in the Prospectus under the caption Risk Factors—Our dispute with Kansas City Southern could have a material adverse effect on our business" is supplemented by adding the following.

          Since the issuance in April 2004 of the order and stipulation by the arbitration panel pursuant to which the parties agreed not to request a scheduling order at that time, the Company and KCS and their respective representatives have engaged in discussions regarding the potential settlement of the dispute and the possible amendment of the existing Acquisition Agreement. There is no assurance that the parties will be able to agree on the terms of any settlement or amendment or, if an agreement is reached, as to the terms of that agreement. The transaction contemplated by the existing Acquisition Agreement would constitute a "Qualifying Disposition" under the indenture governing the new notes that would permit the Company to complete the transaction without any further consent or approval of the holders of the new notes, subject to compliance with certain conditions, such as receipt of required fairness opinions and a limitation on the ability of KCS to exercise a right to pay a portion of the cash purchase price in additional shares of KCS common stock if the cash consideration would be less than 35% of the principal amount of, and accrued unpaid interest on, the new notes outstanding at the time the transaction is completed. The Company expects that any transaction pursuant to any amended Acquisition Agreement would also constitute a Qualifying Disposition. As a result, if an agreement is reached on that basis, the

  Company would be permitted under the indenture governing the new notes to complete any transaction provided for under an amended agreement without any further consent or approval from the holders of the new notes.

        The disclosure in the Prospectus under the caption "The Proposed Amendments—General" is supplemented by adding the following:

          For the avoidance of doubt, the consents to the amendment of the indenture governing the 2006 notes shall also constitute a waiver of all defaults or events of default that existed under such indenture at or prior to the effective date of the amendment to the indenture governing the 2006 notes, including, subject to the payment in full of the accrued unpaid interest due on any 2006 notes that remain outstanding following the completion of the exchange offer, the failure to have timely paid such interest.

        The disclosure in the Prospectus under the caption "The Company—Legal Proceedings—Other Legal Proceedings" is supplemented by adding the following:

          On June 14 2004, the Supreme Court of the State of New York issued partial summary judgment in favor of HFTP Investment, L.L.C., Gaia Offshore Fund Ltd. and Caerus Fund, Ltd. in connection with the lawsuit seeking a declaratory judgment that the conversion price and number of American Depositary Shares ("ADSs") of the Company issuable upon exercise of the Company's note linked securities should be adjusted. The court determined that, under the terms of the note linked securities, the announcement of the sale of the Company's interest in TMM Ports and Terminals and of the Company's interest in Grupo TFM triggered the Company's obligation to adjust the exercise price of the note linked securities and the number of ADSs acquirable upon exercise thereof. The judge has not ruled on plaintiffs' specific claims for relief, including whether the plaintiffs are entitled to any damages. Further proceedings will be held on those issues. The Company does not believe these claims will have a material adverse effect on its business or operations.

Certain United States Federal Income Tax Considerations

        The disclosure in the Prospectus under the heading "Material United States Federal Income Tax Consequences—Taxation of United States Holders—Treatment of the Exchange—The existing notes should be, and the new notes are not likely to be, treated as securities" is supplemented and amended by adding the following to the first paragraph immediately preceding the last sentence of that paragraph:

          In addition the Internal Revenue Service has issued a revenue ruling recently stating that in the case of certain reorganizations, notes with a term as short as two years may be treated as securities if they received in exchange for securities. It is not clear whether that ruling is intended to apply to debt for debt exchanges.

        The disclosure in the Prospectus under the heading "Material United States Federal Income Tax Consequences—Taxation of United States Holders—Treatment of the Exchange—Issue Price of the New Notes" is supplemented and amended by replacing the last three paragraphs with the following:

          As a result of the purchase of the New Money Notes, a substantial number of new notes will be issued for a cash purchase price. If the new notes being issued for cash are identical to the new notes being issued in the exchange, as Counsel is of the opinion should be the case and which is the position the Issuer will take, the issue price for all the new notes should be determined by the issue price of the new notes being issued for cash. The new notes that are being issued for cash are being issued together with a "make-whole" which applies only to the original purchasers and is not transferable with the new notes. The appropriate characterization of this "make-whole" payment is not entirely clear. Counsel is of the opinion that the most likely characterization is that the New Money Notes being purchased consist of an investment unit comprised of the new note and the "make-whole" obligation and the cash purchase price for that investment unit (net of the Drawdown Fee) is allocated between the new note and the "make-whole" in proportion to their relative fair market values. The issue price of the new note would be the portion of the net purchase price so allocable to the new note. The Company will adopt this position. Alternatively, the "make-whole" could be viewed as a contingent purchase price adjustment, in which case the issue price of the new note would be the initial cash purchase price reduced by the amount of the make-whole actually paid. Finally, it is possible, though in Counsel's opinion less likely, that the "make-whole" could be viewed as a contingent interest payment of a class of notes issued only to cash purchasers. In that event, the New Money Notes would be viewed as a separate class of new notes subject to the special rules for contingent payment debt instrument and would not be fungible with the new notes issued in the exchange for federal income tax purposes.

          If the New Money Notes were viewed as contingent payment debt instruments or if the Internal Revenue Service successfully challenges the conclusion that the amount of new notes issued for cash was substantial, the issue price of the new notes issued in the exchange would depend on whether a substantial amount of the new notes or existing notes were traded on an established market within the meaning of the applicable Treasury Regulations. If a substantial amount of the new notes were so traded, the issue price of the new notes would be their fair market value of the date of the exchange. Otherwise, the issue price of the new notes would be the fair market value of the existing notes (which are listed on the New York Stock Exchange) on the exchange date.

Prospectus Supplement, dated July 30, 2004